UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   GREEN ROBERT K
   20 W 9th Street MS 3-426


   Kansas City, MO  64105
2. Issuer Name and Ticker or Trading Symbol
   Aquila, Inc. (ILAC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr Mgmt Consultant
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  05/22/02    J (1)    811.0000      D  $0.000000    311,344.9865   D  Direct
Common Stock                                  02/15/02    A        193.6079      A  $24.757300                  I  By 401k/ESOP
Common Stock                                  02/21/02    A        225.9637      A  $22.569000                  I  By 401k/ESOP
Common Stock                                  06/12/02    A        226.4142      A  $12.313000                  I  By 401k/ESOP
Common Stock                                  09/12/02    A        387.0916      A  $4.440000    9,988.8680     I  By 401k/ESOP
Common Stock                                                                                     526,005.0000   I  Greenway
Common Stock                                                                                     469,985.0000   I  by Trust
Common Stock                                  01/22/02    B        83.9597       A  $24.165000                  I  by trust CAP Plan

Common Stock                                  02/15/02    B        211.0961      A  $22.700000                  I  by trust CAP Plan

Common Stock                                  03/12/02    B        139.8089      A  $23.505000                  I  by trust CAP Plan

Common Stock                                  04/01/02    B        374.6608      A  $24.400000                  I  by trust CAP Plan

Common Stock                                  05/13/02    B        297.6764      A  $15.500000                  I  by trust CAP Plan

Common Stock                                  06/12/02    B        281.8754      A  $12.400000                  I  by trust CAP Plan

Common Stock                                  09/12/02    B        496.0717      A  $4.295000    11,670.6493    I  by trust CAP Plan


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $34.802784      04/23/01       A         127,154.0000                                   04/23/05
(right to buy)
Non-Qualified Stock Option     $18.166700                                                                              09/08/05
(right to buy)
Non-Qualified Stock Option     $18.500000                                                                              02/04/07
(right to buy)
Non-Qualified Stock Option     $19.041700                                                                              02/02/03
(right to buy)
Non-Qualified Stock Option     $19.125000                                                                              02/01/10
(right to buy)
Non-Qualified Stock Option     $23.083300                                                                              02/02/99
(right to buy)
Non-Qualified Stock Option     $23.562700                                                                              02/02/08
(right to buy)
Non-Qualified Stock Option     $28.415000                                                                              01/31/01
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     04/23/01  Common Stock                   127,154.0000              127,154.0000  D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   111,291.0000              111,291.0000  I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   169,680.0000              169,680.0000  I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,475.0000                5,475.0000    I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   52,000.0000               52,000.0000   I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   156,000.0000              156,000.0000  I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   108,000.0000              108,000.0000  I   Greenway
(right to buy)
Non-Qualified Stock Option               Common Stock                   59,000.0000               59,000.0000   I   Greenway
(right to buy)

Explanation of Responses:

(1)
Charitable donation
-
Direct holdings totals include 13,705 shares moved to direct ownership upon dissolution of the Green Family UCU LP in December 2002.
  These shares had previously been reported as indirectly held by the L.P.
-
Shares shown as held indirectly "by Trust" are shares previously reported as indirectly held by the Green Family UCU L.P.

SIGNATURE OF REPORTING PERSON
/S/ By: Leslie J. Parrette
    For: Robert K. Green
DATE 02/14/03